UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53429

JERSEY CENTRAL POWER & LIGHT COMPANY

(Exact name of registrant as specified in its charter)

c/o FirstEnergy Corp.

76 South Main Street

Akron, Ohio 44308

(800) 736-3402

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $10 par value per share*

4.800% Senior Notes due 2018**

7.350% Senior Notes due 2019**

5.625% Exchange Senior Notes due 2016**

6.400% Exchange Senior Notes due 2036**

5.650% Exchange Senior Notes due 2017**

6.150% Exchange Senior Notes due 2037**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6**	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $10 par value per share*: 1 holder

4.800 Senior Notes due 2018**: 32 holders

7.350% Senior Notes due 2019**: 39 holders

5.625% Exchange Senior Notes due 2016**: 51 holders

6.400% Exchange Senior Notes due 2036**: 33 holders

5.650% Exchange Senior Notes due 2017**: 27 holders

6.150% Exchange Senior Notes due 2037**: 35 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Jersey Central Power & Light Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JERSEY CENTRAL POWER & LIGHT COMPANY

Date: January 30, 2013	By:	/s/ Marlene A. Barwood
Name: Marlene A. Barwood
Title: Controller